June 14, 2011

VIA EDGAR CORRESPONDENCE AND HAND DELIVERY

Mr. David L. Orlic

Special Counsel

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Orthovita, Inc. Schedule TO-T filed by Stryker Corporation et al. Filed on May 27, 2011 File No. 005-59461

Dear Mr. Orlic:

I am writing on behalf of each of Stryker Corporation (the “Stryker”) and Owl Acquisition Corporation (“Purchaser”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated June 8, 2011 (the “Comment Letter”) with respect to the above-referenced Schedule TO-T, as filed with the Commission on May 27, 2011, as amended (the “Schedule TO-T”).

This letter and Stryker’s Amendment No. 5 to the Schedule TO-T (the “Amendment”) are being filed with the Commission electronically via the EDGAR system

Mr. David L. Orlic

June 14, 2011

today. In addition to making each EDGAR filing, we are delivering a hard copy of this letter along with a courtesy copy of the Amendment.

For the convenience of the Staff, the headings and numbered paragraphs below correspond to the headings and numbered paragraphs set forth in the Comment Letter.

Determination of Validity, page 8

1.	You state that your determinations as to the validity, form, eligibility and acceptance of tenders will be final and binding. Similar language appears elsewhere in your offering documents. Please revise to indicate that security holders may challenge your determinations in a court of competent jurisdiction.

Response:    In response to the Staff’s comment, Stryker and Purchaser have amended the Schedule TO to revise the disclosure on pages 8 and 9 of the Offer to Purchase and page 9 of the Letter of Transmittal (see pages 7-8 of the Amendment).

Financial Projections, page 13

2.	We note that you have included non-GAAP financial measures in this section. Please provide the additional disclosure required by Rule 100(a) of Regulation G, or advise as to why you believe this is not necessary.

Response:    Stryker and Purchaser have amended the Schedule TO to revise the disclosure on page 13 of the Offer to Purchase (see pages 3-4 of the Amendment).

3.	We note your statements that the representations and warranties were made solely for purposes of the merger agreement and that investors should not rely on the representations and warranties as statements of actual facts. Please revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Response:    In response to the Staff’s comment, Stryker and Purchaser have amended the Schedule TO to revise the disclosure on page 25 of the Offer to Purchase (see page 4 of the Amendment).

Certain Conditions of the Offer, page 47

4.	All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance for payment of shares pursuant to the offer. Please revise your disclosure accordingly.

Mr. David L. Orlic

June 14, 2011

Response:    In response to the Staff’s comment, Stryker and Purchaser have amended the Schedule TO to revise the disclosure on page 47 of the Offer to Purchase (see pages 4-5 of the Amendment).

5.	In the last paragraph of this section, you state that you may assert a condition regardless of the circumstances giving rise to the condition. This disclosure suggests that actions or inactions by you or your affiliates may be responsible for triggering the offer conditions. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the bidder. Please revise to remove the implication that the conditions may be triggered at your option.

Response:    In response to the Staff’s comment, Stryker and Purchaser have amended the Schedule TO to revise the disclosure on page 48 of the Offer to Purchase (see page 5 of the Amendment).

6.	We refer to the disclosure in the last paragraph of this section regarding your failure to assert conditions. Please note that if a condition is triggered and you determine to proceed with the offer anyway, we believe that this amounts to a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and circulate new disclosure. In addition, when a condition is triggered by events that occur prior to expiration, you should promptly inform holders of how you intend to proceed, rather than wait until expiration, unless satisfaction of the particular condition may be determined only upon expiration. Please confirm your understanding of these points.

Response:    Stryker and Purchaser hereby confirm their understanding that when a condition to the offer is triggered and they decide to proceed with the offer, in the Staff’s view, this constitutes a waiver of the triggered condition, and further confirm their understanding that, depending on the materiality of any waived condition to the offer and the number of days remaining in the offer, Stryker and Purchaser may be required to extend the offer and circulate new disclosure. Stryker and Purchaser also confirm their understanding that any decision as to how Stryker or Purchaser will proceed following the failure of a condition to the offer during the offer period (other than a condition the satisfaction of which may be determined upon expiration) would be disclosed to security holders promptly to the extent required by Rules 14d-3(b)(1) or 14d-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as promptly as practicable otherwise.

Miscellaneous, page 55

7.	You state that the offer is not being made to, nor will tenders be accepted from, holders residing in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 13e 4(f)(8)(i). If you are attempting to rely on Rule 13e-4(f)(9)(2), we note that Rule 13e-4(t)(9)(2) is

Mr. David L. Orlic

June 14, 2011

restricted	to state law. Refer to Section II.G.1 of SEC Release No. 34 58597 for guidance.

Response:    In response to the Staff’s comment, Stryker and Purchaser have amended the Schedule TO to revise the disclosure on page 55 of the Offer to Purchase in accordance with Rule 14d-10(b)(2) of the Exchange Act (see page 7 of the Amendment).

Stryker and Purchaser Acknowledgement

Stryker and Purchaser have each advised us that they acknowledge that:

•    they are responsible for the adequacy and accuracy of the disclosure in the filing;

•    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•    they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Mr. David L. Orlic

June 14, 2011

If you have any questions or comments with respect to this matter, please contact the undersigned at (312) 407-0784.

Please acknowledge receipt of this letter and the enclosures by file-stamping and returning the enclosed duplicate of this letter to the person presenting these materials for filing.

Sincerely,

/s/ Richard C. Witzel, Jr.

Richard C. Witzel, Jr.

cc:	Curtis E. Hall, Esq. (Stryker Corporation) Richard A. Silfen, Esq. (Duane Morris LLP)